Exhibit 99.1

Boqii Announces Plan to End ADR Program and Consolidate Ordinary Shares to Trade on AMEX

SHANGHAI, June 27, 2025 -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE American: BQ) today announced that it will terminate the Deposit Agreement dated September 29, 2020 (the “Termination”), among the Company, The Bank of New York Mellon (the “Depositary”), and the owners and holders of American depositary shares (the “ADSs”) from time to time in the near future, which was approved by its shareholders on June 26, 2025. In conjunction with this Termination, the Company will effect a reverse stock split, consolidating every 160 ordinary shares into one new ordinary share (the “Reverse Split”).

In connection with the termination of the Company’s ADR facility and Reverse Split, the Company plans to list its Class A ordinary shares for trading on NYSE American LLC (“AMEX”) in substitution for the ADSs (the “Substitution Listing”). The Company expects that, upon the effectiveness of the Substitution Listing, its ADSs will cease to be listed on AMEX while the Class A ordinary shares represented by the ADSs will trade on AMEX under the symbol of “BQ.” The Company has appointed VStock Transfer, LLC as its transfer agent in the United States for its ordinary shares. The new Committee on Uniform Securities Identification Procedures (CUSIP) for the Company’s Class A ordinary shares number is G1311F119.

About Boqii Holding Limited

Boqii Holding Limited (NYSE American: BQ) is a leading pet-focused platform in China. It is the leading online destination for pet products and supplies in China with a broad selection of high-quality products including global leading brands, local emerging brands, and its own private label, Yoken, Mocare and D-cat, offered at competitive prices. Boqii’s online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Its Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com